December 16, 2025

Horatio Lonsdale-Hands
Chief Executive Officer
Buda Juice, LLC
4030 Black Gold Drive,
Dallas, Texas 75247

       Re: Buda Juice, LLC
           Amendment No. 5 to Registration Statement on Form S-1
           Filed December 12, 2025
           File No. 333-289874
Dear Horatio Lonsdale-Hands:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2025 letter.

Amendment No. 5 to Registration Statement on Form S-1
Risk Factors
Risks Relating to This Offering
Our Certificate of Incorporation contains an exclusive forum provision for certain claims..., page 31

1. We note your revisions in response to prior comment 1 and reissue in part. Please address the part of that comment that requests disclosure of the risks related to increased costs to bring a claim. We also note disclosure here that the exclusive forum provision does not apply to actions arising under the Exchange Act or Securities Act
       and on page 69 that your Certificate of Incorporation    provides that
unless we consent
       in writing to the selection of an alternative forum, the federal district courts of the
       United States of America shall be the exclusive forum for the resolution of any
 December 16, 2025
Page 2

       complaint asserting a cause of action arising under the Securities Act. However, these provisions do not appear in your Certificate of Incorporation. Please reconcile your disclosures or as appropriate revise your governing documents to clearly state that the exclusive forum provision does not apply to actions arising under the
       Securities Act or Exchange Act.
Principal Stockholders, page 65

2. We note your revisions in response to prior comment 5 and reissue in part. Please tell
       us how you calculated the total in the    All directors and executive
officers as a group
       row under the    Beneficial Ownership After the Offering Common Stock
column. In
       this regard, it appears that Horatio Lonsdale-Hands   s beneficial
ownership should
       reflect the Stock Redemption of 500,000 shares per footnote (5). However, the
       difference between the    Beneficial Ownership Before the Offering
Common Stock
       and    Beneficial Ownership After the Offering Common Stock    columns
is 666,667,
       instead of 500,000.
3. We note that Marie Quintana will beneficially own 33,333 shares of the Company while none of the other directors' beneficial ownership will increase after the offering.
       We also note the disclosure on page 63 that the Company will be compensating its non-employee directors with equity awards upon completion of the Company s listing on NYSE. With a view toward disclosure, please explain each directors' beneficial ownership after the offering to reconcile with the director compensation disclosure on page 63. As applicable, please also revise to elaborate on any compensatory plan, contract or arrangement with Ms. Quintana here and in the Executive and Director
       Compensation section, and file the compensatory plan, contract or arrangement pursuant to Item 601(b)(10) of Regulation S-K and update the exhibit index.
Part II Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules.
Exhibit 5.1 Opinion of Lucosky Brookman LLP, page II-2

4.     We note that you revised your opinion to cover 266,667 Representatives
 Warrants
       and Representatives    Warrant Shares from the prior 306,667. Please
       revise Exhibit 5.1 to cover the over-allotment option for the Representatives
       Warrants and Representatives    Warrant Shares.
General

5. Please revise disclosures throughout the filing to update and/or reconcile apparent inconsistencies, including the following:
           We note your revisions to prior comment 10 and reissue in part. Reconcile
           references to    articles of incorporation and bylaws    and
certificate of
           incorporation and bylaws    to clarify if these titles refer to the
same documents.
           Refer to pages 29, 66 and II-2.
           Refer to your footnote     on page II-2 regarding certain
redactions. We note that
           none of the exhibits in the exhibit index is marked with footnote and those redactions do not appear in the filed exhibits. Please advise or revise.
 December 16, 2025
Page 3

       Please contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Anne Parker at 202-551-3611 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Soyoung Lee